SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH APRIL 26, 2006

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	April 26, 2006

Agenda for 1Q06 Earnings Release

The information will be available on our website: www.tam.com.br (Investor Relations Section) as of May 5, 2006, at 9:00 am (Brazilian time). The conference call will be on May 5, as described below:

Conference Call

English
May 5, 2006
11:00 am (Brazilian time)
10:00 am (US STD)

Participants calling from Brazil:
Phone: +55 (11) 4613-0502

Participants calling from USA:
Phone: +1 (800) 860-2442

Participants calling from other countries:
Phone: +1 (412) 858-4600

Replay: +55 (11) 4613-4532
Available from May/5 to May/15
Code: 359	Portuguese May 5, 2006 12:00 pm (Brazilian time) 11:00 am (US STD) Phone: +55 (11) 4613-0501 or +55 (11) 4613-4525 Replay: +55 (11) 4613-4532 Available from May/5 to May/15 Code: 726

Participants are requested to call the respective connecting number approximately 10 minutes prior to the beginning of the call.

Webcast and Slides: The presentation will be available for download on our website www.tam.com.br in the Investor Relations Section. The audio of the Conference Call will be broadcast live over the Internet on the same website and will be available for future consultation

Investor Relations Contact:	Press Agency Contact:
Phone.: (55) (11) 5582-9715	Phone.: (55) (11) 5582-8167
Fax: (55) (11) 5582-8149	Fax: (55) (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br (choose Investor Relations)

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 26, 2006

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.